Notice to ASX/LSE Rio Tinto takes up full entitlements in ERA rights issue, moving to over 98% ownership 19 November 2024 Rio Tinto notes the announcement today by Energy Resources of Australia Ltd (ERA) in relation to the conclusion of its entitlement offer and shortfall bookbuild, which raised A$766.5 million (before costs) to fund planned rehabilitation activities of the Ranger Project Area. As a result of Rio Tinto taking up its pro rata entitlements in the entitlement offer and the level of participation by other ERA shareholders, Rio Tinto will hold over 98% of ERA’s shares. In accordance with Rio Tinto’s previously stated intentions published in ERA’s entitlement offer information booklet, Rio Tinto intends to proceed under Part 6A.2 of the Corporations Act 2001 (Cth) with the compulsory acquisition of all remaining ERA shares that it does not currently own. It is proposing to do so at A$0.002 per ERA share, being the same price as the entitlement offer. Rio Tinto Chief Executive, Australia, Kellie Parker said: “We remain committed to the successful rehabilitation of the Ranger Project Area to a standard that will establish an environment similar to the adjacent Kakadu National Park, a World Heritage site. Our utmost priority and commitment is to complete this important rehabilitation project in a way that is consistent with the wishes of the Mirarr People. “Proceeding with compulsory acquisition, after participating for our full entitlement in the ERA capital raising, underlines our commitment to Ranger’s rehabilitation.” If compulsory acquisition is completed, Rio Tinto has no intention to invest in mining or development of the Jabiluka deposit. EXHIBIT 99.7

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com